EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TAKE NOTICE that the 2011 Annual General and Special Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia V6C 1B6 on Thursday, July 28, 2011 at 2:00 p.m. (local time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended January 31, 2011 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to approve the Company’s Stock Option Plan as more particularly described in the Information Circular; and

6)	to transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting are the Management Information Circular and Form of Proxy with the Financial Statements Request Form.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 17th  day of June, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“David Wolfin”

________________________________________

David Wolfin

President & CEO